Exhibit 107

Calculation of Filing Fee Tables

Form 424(b)(2)
(Form Type)

Broadcom Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1:  Newly Registered and Carry Forward Securities

The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offerings. The maximum aggregate amount of those offerings is $5,000,000,000.

	Security Type	Secuity Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate (per million)	Amount of Registration Fee
Fees to Be Paid	Debt	5.050% Notes due 2027	Rule 457(r)	$1,250,000,000	99.983%	$1,249,787,500	$147.60	$184,468.64
	Debt	5.050% Notes due 2029	Rule 457(r)	$2,250,000,000	99.869%	$2,247,052,500	$147.60	$331,664.95
	Debt	5.150% Notes due 2031	Rule 457(r)	$1,500,000,000	99.838%	$1,497,570,000	$147.60	$221,041.33
TOTAL	—	—	—	$5,000,000,000	—	$4,994,410,000		$737,174.92